UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

X4 PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98420X103

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420X103

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

300,571 shares of Common Stock, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, and Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

300,571 shares of Common Stock, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98420X103

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

5,858 shares of Common Stock, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

5,858 shares of Common Stock, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98420X103

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

2,058 shares of Common Stock except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

2,058 shares of Common Stock, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98420X103

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

3,005 shares of Common Stock, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

3,005 shares of Common Stock, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,005
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98420X103

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

311,492 shares, of which (a) 300,571 shares are directly owned by PVP V, (b) 5,858 shares are directly owned by PVPE V, (c) 2,058 shares are directly owned by PVPFF V, and (d) 3,005 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

311,492 shares, of which (a) 300,571 shares are directly owned by PVP V, (b) 5,858 shares are directly owned by PVPE V, (c) 2,058 shares are directly owned by PVPFF V, and (d) 3,005 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to dispose of the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 98420X103

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

311,492 shares, of which (a) 300,571 shares are directly owned by PVP V, (b) 5,858 shares are directly owned by PVPE V, (c) 2,058 shares are directly owned by PVPFF V, and (d) 3,005 shares are directly owned by PVPSFF V, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

311,492 shares, of which (a) 300,571 shares are directly owned by PVP V, (b) 5,858 shares are directly owned by PVPE V, (c) 2,058 shares are directly owned by PVPFF V, and (d) 3,005 shares are directly owned by PVPSFF V, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98420X103

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

311,492 shares, of which (a) 300,571 shares are directly owned by PVP V, (b) 5,858 shares are directly owned by PVPE V, (c) 2,058 shares are directly owned by PVPFF V, and (d) 3,005 shares are directly owned by PVPSFF V, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, and Flint, a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

311,492 shares, of which (a) 300,571 shares are directly owned by PVP V, (b) 5,858 shares are directly owned by PVPE V, (c) 2,058 shares are directly owned by PVPFF V, and (d) 3,005 shares are directly owned by PVPSFF V, except that PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, and Flint, a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98420X103

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2017 by the Reporting Persons (the “Schedule 13D”) with respect to shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report that the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of X4 Pharmaceuticals, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 955 Massachusetts Avenue, 4th Floor, Cambridge, MA 02139.

Item 2. Identity and Background.

(a) This Amendment No. 1 is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Polaris Venture Partners V, L.P. (“PVP V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”), Polar Venture Partners Founders’ Fund V, L.P (“PVPFF V”), Polaris Venture Partners Special Founders’ Fund, L.P. (“PVPSFF V”), Polaris Venture Management Co. V, L.L.C. (“PVM V), Jonathan A. Flint (“Flint”), and Terrance G. McGuire (“McGuire”) (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(c) Flint and McGuire are the managing members of PVM V.

Item 5. Interest in Securities of the Issuer.

The information below and reported in row 13 in each of the cover pages hereto is based on a total of 12,480,778 shares of Common Stock outstanding as of April 29, 2019 as reported on the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on May 22, 2019.

(a) PVP V beneficially owns 300,571 shares of Common Stock, or approximately 2.4% of the Common Stock outstanding. PVPE V beneficially owns 5,858 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVPFF V beneficially owns 2,058 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVPSFF V beneficially owns 3,005 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVM V, as the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V, respectively, or 2.5% of the Common Stock outstanding.

(e) The Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities due to dilution resulting from a merger of Arsanis, Inc. and the Issuer on March 13, 2019.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

CUSIP No. 98420X103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2019

POLARIS VENTURE PARTNERS V, L.P. By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman

Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P. By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman

Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P. By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman

Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P. By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman

Name:	Harold Friedman
Title	Chief Financial Officer

CUSIP No. 98420X103

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	/s/ Harold Friedman

Name:	Harold Friedman
Title	Chief Financial Officer

JONATHAN A. FLINT

By: *
Jonathan A. Flint

TERRANCE G. MCGUIRE

By: *
Terrance G. McGuire

*By:	/s/ Harold Friedman

Name:	Harold Friedman
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]